

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Mr. Randy L. Kotler
Avatar Holdings Inc
201 Alhambra Circle
Coral Gables, Florida 33134

Re: Avatar Holdings Inc
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 0-7395

Dear Mr. Kotler:

We have reviewed your response letter dated September 14, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement on Schedule 14A

1. We note your response to comment three in our letter dated August 31, 2010. Please describe the process you undertook to reach the conclusion that disclosure is not necessary pursuant to Item 402(s) of Regulation S-K.

2. We note your response to comment four in our letter dated August 31, 2010. In addition to the fact that your long-standing practice is to separate the positions of chairman and chief executive officer, please describe the reasons you determined that such leadership structure is appropriate given your specific characteristics or circumstances. Further, please disclose the extent of your board's role in performing risk oversight and the effect such role has on its leadership structure. See Item 407(h) of Regulation S-K. Please show us supplementally what your disclosure will look like.

Executive Compensation, page 13
Compensation Discussion and Analysis, page 13
Performance-based Cash and Equity Awards, page 13

3. We note your response to comment five in our letter dated August 31, 2010. Your compensation discussion and analysis should provide investors with an understanding of your policies and decisions regarding your named executive officers' compensation during the last fiscal year, whether or not such policies and decisions were actually made during the last fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K. Therefore, please confirm that in future filings your compensation discussion and analysis will contain a discussion and analysis of all of the material factors underlying the policies and decisions reflected in the data set forth in the compensation tables for the last fiscal year.

Equity Compensation Plan, page 20

4. We note your response to comment six in our letter dated August 31, 2010, and reissue this comment. Please confirm that in future filings you will provide the information required by Instruction 6 to Item 201(d) of Regulation S-K with respect to all of the securities remaining available for future issuance under your compensation plans as reflected in column (c) of your equity compensation plan table.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem at (202) 551-3840 or Craig Slivka at (202) 551-3729 if you have questions regarding these related matters.

Sincerely,

Pam Long
Assistant Director